In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. This report contains forward-looking information with respect to our operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management’s Discussion and Analysis section of Gerdau Ameristeel’s 2002 Annual Report. The following discussion and analysis should be read in conjunction with the consolidated statements and the accompanying notes contained in that report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gerdau Ameristeel’s financial results are presented in United States dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Management believes EBITDA (earnings before interest, taxes, depreciation and amortization), a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA is calculated by adding income before tax and interest expense, depreciation and amortization. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows.

On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. The accounting treatment for this combination is the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully-diluted basis following the transaction.

Our financial results for the three and nine months ended September 30, 2002 are the financial results for Gerdau North America, the predecessor company for accounting purposes. Also included in this report is pro forma information for the three and nine months ended September 30, 2002 which was prepared as if the combination with Co-Steel had taken place on January 1, 2002, adjusted for the impact of purchase price allocations and resulting acquisition accounting adjustments. Management believes this information is informative disclosure with respect to our operations. However, this pro forma information does not purport to represent what actual operating results would have been during those periods or to project what future results will be in any future periods.

RESULTS OF OPERATIONS

Three months ended September 30, 2003 compared to three months ended September 30, 2002

The following table summarizes the results of Gerdau Ameristeel for the three months ended September 30, 2003 and for the three months ended September 30, 2002 on a pro forma and historical basis.

	For the three months ended

	September 30, 2003	September 30, 2002	September 30, 2002
		Pro Forma	Historical

Shipments (Tons)
Rebar	383,853	307,876	178,660
Merchants/Structuals/Specials	536,206	463,309	351,573
Rod	155,131	167,932	16,567
Flat Rolled	173,398	183,861	—

Total Mill Finished Steel	1,248,588	1,122,978	546,800
Fabricated Steel	161,121	173,337	149,635

Total	1,409,709	1,296,315	696,435
Weighted Average Selling Price ($/ton)
Mill external shipments	$311.61	$297.22	$290.82
Fabricated steel shipments	439.96	433.48	440.33
Scrap charged — $/ton	$115.36	$95.91	$96.34

	For the three months ended

	September 30, 2003	September 30, 2002	September 30, 2002
		Pro Forma	Historical

Income Statement (US $000s except EPS)
Net Sales	$485,323	$442,164	$234,523
Income (loss) from operations	(3,538)	27,425	11,559
Net (Loss) Income	(8,709)	14,380	2,511
EBITDA(1)	16,254	47,918	24,915
EPS — Basic	(0.05)	0.07	0.02
EPS — Diluted	(0.05)	0.07	0.02

Notes:	(1) EBITDA is earnings before interest, taxes, depreciation and amortization

Net sales: Finished tons shipped for the three months ended September 30, 2003 were 1,409,709 tons compared to 1,296,315 tons shipped for the three months ended September 30, 2002 on a pro forma basis, an increase of 113,394 tons, or 8.75%. Net sales for the three months ended September 30, 2003 were $485.3 million compared to $234.5 million on a historical basis and $442.2 million on a pro forma basis for the three months ended September 30, 2002, an increase of $250.8 million or 107.0% and $43.1 million or 9.8%, respectively. Compared to last year’s historical results, the October 2002 merger with Co-Steel contributed additional net sales of $191.4 million for the three months ended September 30, 2003.

Average mill finished goods selling prices were $312 per ton for the three months ended September 30, 2003, up by approximately $14 per ton or 4.8% from the average pro forma selling prices for the same period in 2002. However, selling price increases were more than offset by scrap raw material costs that increased $19 per ton, or 20.3% to $115 per ton for the three months ended September 30, 2003 compared to $96 per ton on a pro forma basis, for the same period last year.

Cost of sales: Cost of sales as a percentage of net sales increased to 92.1% for the three months ended September 30, 2003 compared to 82.9% for the three months ended September 30, 2002 on a historical basis and 84.5% on a pro forma basis. Cost of sales for the three months ended September 30, 2003 was $447.1 million compared to $373.51 million on a pro forma basis, an increase of $73.5 million, or 19.7%.

Higher cost of goods sold reflects a sharp increase in scrap raw material and mill manufacturing costs. Scrap costs typically account for approximately 35% to 45% of our mill production costs. In the three months ended September 30, 2003, average scrap costs were approximately $19 per ton higher than in the three months ended September 30, 2002 on a pro forma basis. Scrap costs represented approximately 45% of mill production costs in the three months ended September 30, 2003, compared to approximately 41% for the same period in 2002. Mill manufacturing costs were also higher in the current quarter primarily due to scheduled maintenance shutdowns and higher energy costs.

Selling and administrative: Selling and administrative expenses as a percentage of net sales for the three months ended September 30, 2003 were 4.4% compared to 6.6% for the same period in the prior year and 4.9% on a pro forma basis. Selling and administrative expenses for the three months ended September 30, 2003 were $21.2 million compared to $15.6 million for the three months ended September 30, 2002 on a historical basis, and $21.6 million on a pro forma basis, an increase of $5.6 million and a decrease of $0.4 million, respectively. Included in selling and administrative expenses for the three months ended September 30, 2003 is $1.6 million expense for Stock Appreciation Rights (SARs) held by employees. The SARs are tied to Gerdau Ameristeel’s stock price and the Company records expense based on the closing price of the stock at the end of each quarter. Excluding the SARs expense, selling and administrative expenses declined $2.1 million when compared to pro forma results for last year. The saving reflects the elimination of redundant overhead and economies of scale of the merged company.

Depreciation: Depreciation for the three months ended September 30, 2003 was $20.5 million compared to $12.8 million for the three months ended September 30, 2002 on a historical basis, and $21.6 million on a pro forma basis, an increase of $7.8 million and a decrease of $1.0 million, respectively.

Other operating expense: Other operating expense for the three months ended September 30, 2003 was approximately $0.1 million compared to $0.1 million for the three months ended September 30, 2002.

Interest expense and amortized deferred financing costs: Interest expense and amortized deferred financing costs were $15.3 million for the three months ended September 30, 2003 compared to $8.9 million on a historical basis for the three months ended September 30, 2002 and $10.5 million on a pro forma basis before giving effect of the refinancing.

Income taxes: The effective income tax rate in the United States (including both federal and state) and Canada (including federal and provincial) was approximately 40% and 35%, respectively, for the three months ended September 30, 2003 and 2002. The Company has tax credits that offset income tax expense by approximately $2.5 million per quarter.

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

The following table summarizes the results of Gerdau Ameristeel for the nine months ended September 30, 2003 and for the nine months ended September 30, 2002 on a pro forma and historical basis.

	For the nine months ended

	September 30, 2003	September 30, 2002	September 30, 2002
		Pro Forma	Historical

Shipments (Tons)
Rebar	1,173,781	939,639	567,819
Merchants/Structurals/Specials	1,521,308	1,440,005	1,035,678
Rod	453,221	551,510	62,127
Flat Rolled	538,612	547,601	—

Total Mill Finished Steel	3,686,922	3,478,755	1,665,624
Fabricated Steel	479,051	513,372	437,617

Total	4,165,973	3,992,127	2,103,241
Weighted Average Selling Price ($/ton)
Mill external shipments	$302.74	$279.48	$289.03
Fabricated steel shipments	433.37	434.88	442.48
Scrap charged — $/ton	$110.37	$87.84	$87.28
Income Statement (US $000s except EPS)
Net Sales	$1,401,270	1,285,360	697,622
Income (loss) from operations	(2,569)	77,916	41,428
Net (Loss) Income	(15,290)	31,155	7,606
EBITDA(1)	57,712	140,557	79,562
EPS — Basic	(0.09)	0.14	0.06
EPS — Diluted	(0.09)	0.15	0.06

Notes:	EBITDA is earnings before interest, taxes, depreciation and amortization

Net sales: Finished tons shipped for the nine months ended September 30, 2003 were 4,165,973 tons compared to 3,992,127 tons for the nine months ended September 30, 2002 on a pro forma basis, an increase of 4.4%. Net sales for the nine months ended September 30, 2003 were $1,401.3 million compared to $697.6 million on a historical basis and $1,285.4 million on a pro forma basis for the nine months ended September 30, 2002, an increase of $703.7 million, or 100.9%, and $116.0 million, or 9.0%, respectively. Compared to last year’s historical results, the October 2002 merger with Co-Steel contributed additional net sales of $575.0 million for the nine months ended September 30, 2003.

Average mill finished goods selling prices were $303 per ton for the nine months ended September 30, 2003, up by approximately $23 per ton, or 8.3%, from the average pro forma selling prices for the same period in 2002. However, selling price increases were more than offset by scrap raw material costs that also increased $23 per ton, or 25.6% to $110 per ton for the nine months ended September 30, 2003 compared to $88 per ton on a pro forma basis, for the same period last year.

Cost of sales: Cost of sales as a percentage of net sales increased to 91.6% for the nine months ended September 30, 2003 compared to 81.9% for the nine months ended September 30, 2002 on a historical basis and 84.9% on a pro forma basis. Cost of sales for the nine months ended September 30, 2003 was $1,283.9 million compared to $1,090.6 million for the nine months ended September 30, 2002 on a pro forma basis, an increase of $119.8 million, or 17.7%.

Higher cost of goods sold reflects a sharp increase in scrap raw material and energy costs. Scrap costs typically account for approximately 35% to 45% of mill production costs. In the nine months ended September 30, 2003, average scrap costs were approximately $23 per ton higher than in the nine months ended September 30, 2002 on a pro forma basis and represented approximately 44% of mill production costs in the nine months ended September 30, 2003, compared to approximately 41% for the same period in 2002. For the first nine months of 2003, energy costs averaged $37 per ton of steel produced, an increase of approximately 23% compared to the same period last year.

Selling and administrative: Selling and administrative expenses as a percentage of net sales for the nine months ended September 30, 2003 were 4.2% compared to 6.5% for the same period in the prior year and 4.9% on a pro forma basis. Selling and administrative expenses for the nine months ended September 30, 2003 were $59.3 million compared to $45.4 million for the nine months ended September 30, 2002 on a historical basis, and $62.6 million on a pro forma basis for that period, an increase of $13.9 million and a decrease of $3.3 million, respectively. Compared to pro forma results for last year, the $3.3 million saving reflects the elimination of redundant overhead and economies of scale of the merged company.

Depreciation: Depreciation for the nine months ended September 30, 2003 was $60.5 million compared to $38.5 million for the nine months ended September 30, 2002 on a historical basis, and $57.2 million on a pro forma basis, an increase of $22.0 million and $3.3 million, respectively.

Other operating expense: Other operating expense for the nine months ended September 30, 2003 was approximately $0.1 million. This includes a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel’s Mayer Parry Recycling unit in England, asset write-downs of $0.8 million, $0.5 million charge relating to start-up costs associated with new process automation controls at the Knoxville rolling mill and fabricating plant shutdown expenses of $0.3 million. The charges were offset by income of $3.5 million in electric power rebates from the Province of Ontario. Other operating expense for the nine months ended September 30, 2002 was $1.0 million relating to the closing of certain of the Company’s fabricating plants.

Interest expense and amortized deferred financing costs: Interest expense and amortized deferred financing costs were $34.3 million for the nine months ended September 30, 2003 compared to $31.4 million on a historical basis for the nine months ended September 30, 2002 and $32.1 million on a pro forma basis before giving effect to the refinancing. Included in deferred finance costs for the nine months ended September 30, 2003 was a charge of $2.1 million relating to the write-off of unamortized costs relating to debt extinguished in the June refinancing. The remaining decrease of $0.8 million on a historical basis is due primarily to the conversion of related party debt to equity in September 2002 in connection with the combination with Co-Steel ($12.3 million), offset by the interest expense on the assumed debt of Co-Steel ($6.7 million) and increased amortization expense in 2003 on the debt refinancing that occurred on June 27, 2003.

Income taxes: Our effective income tax rate in the United States (including both federal and state) and Canada (including federal and provincial) was approximately 40% and 35%, respectively, for the nine months ended September 30, 2003 and 2002. The Company has tax credits that offset income tax expense by approximately $2.5 million per quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Operating activities: Net cash provided by operations for the nine months ended September 30, 2003 was $3.2 million compared to net cash provided by operations of $9.5 million for the nine months ended September 30, 2002. The change in fiscal 2003 is the result of increased working capital, primarily increased accounts receivable.

Investing activities: Net cash used in investing activities was $40.4 million in the nine months ended September 30, 2003 compared to $30.0 million in the nine months ended September 30, 2002, an increase of $10.4 million. For the nine months ended September 30, 2003, capital expenditures totalled $40.5 million. Capital projects included a new warehouse at the Cartersville mill, a rolling mill electrical control system upgrade at the Charlotte mill, a caster upgrade at the Jackson mill and a new pollution control system at the Cambridge mill. In June 2002, the Company spent $8.4 million to acquire the assets of our Cartersville, Georgia cold drawn plant.

Financing activities: Net cash provided by financing activities was $41.3 million in the nine months ended September 30, 2003 compared to cash provided by financing activities of $23.9 million in the nine months ended September 30, 2002. The increase in debt is primarily to support increasing accounts receivable and capital expenditures made in fiscal 2003.

Credit facilities and indebtedness

On June 27, 2003, the Company refinanced most of its outstanding debt by issuing $405.0 million of 10 3/8% Senior Notes due 2011 and entered into a $350.0 million Senior Secured Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Following the refinancing, the principal sources of liquidity will be cash flow generated from operations and borrowings under the new Senior Secured Credit Facility. The principal liquidity requirements are working capital, capital expenditures and debt service. The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities and other long term debt:

Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. At September 30, 2003, approximately $103.5 million was available under the Senior Secured Credit Facility.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company’s parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations.

AmeriSteel Bright Bar, Inc. Term Loan: As of September 30, 2003, AmeriSteel Bright Bar, Inc. had a $3.5 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

Industrial revenue bonds: The Company had $36.8 million of industrial revenue bonds outstanding as of September 30, 2003. $33.2 million of the bonds were issued by Gerdau Ameristeel US Inc. in prior years to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature on November 1, 2003 and December 15, 2003 and in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Joint venture facility: The Company’s joint venture, Gallatin Steel, has a $40.0 million revolving credit facility with $5.9 million outstanding as of September 30, 2003. Under Canadian GAAP, 50% of the indebtedness is reflected on Gerdau Ameristeel’s consolidated balance sheet.

Related party loans: In the first quarter of 2003, a subsidiary of Gerdau S.A. made loans totaling $30.0 million to the Company to increase liquidity within the group. These loans were used for working capital purposes, bore interest at the rate of 6.5% and were repaid in the second quarter using proceeds from the refinancing.

Convertible debentures: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders’ option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company’s option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. Since the convertible debentures can be redeemed by the issuance of common shares, the debenture obligations are classified as shareholders’ equity. Interest on the shareholders’ equity component, net of related income taxes, is charged to reinvested earnings, and is deducted from the net earnings or added to net loss in calculating basic earnings per share.

Capital leases: Gerdau Ameristeel has $1.0 million of capital leases, including the Company’s 50% share of the Gallatin capital leases.

Capital expenditures: Gerdau Ameristeel spent $40.5 million on capital projects in the nine months ended September 30, 2003 compared to $21.8 million in the same period in 2002.

Outlook

Relative to volume trends in steel demand, the order inquiries for quotations reflect an increased level of activity for our steel mills and for our primary service center customers of merchant products. Seasonal efforts to complete pending construction projects have also sustained customer activity levels for concrete reinforcing steel products. Considering the late season timing of this trend, the short term outlook for the winter is relatively upbeat compared to the past two years. A secondary bullish factor is the relatively low levels of finished inventory within our ten bar mills and production scheduling limitations over the holiday season. This favorable volume climate for end use customers and overall steel supply/demand will be subjected to several external influences that could impact the balance of steel supply and market pricing.

The key issues for the approaching winter season encompass potential weather impacts on energy costs, political decisions on the retention of import safeguard tariffs, global steel trading patterns and currency exchange rate fluctuations. The upcoming Presidential directive on the future of safeguard tariffs and the Canadian CITT decision not to impose parallel safeguard restrictions could increase the level of steel import activity and market supply. Global steel trading in scrap raw materials and finished steel products will be a function of continued strong demand from China and the relative valuation of the US dollar versus the currencies of Europe, Japan, Canada and other major steel trading countries. The weakening valuation trend for the dollar is favorable relative to import pricing of finished steel products but increases the attractiveness of scrap material exports.

In the September 2003 quarter, escalating prices for scrap and energy have been the driving forces behind recent market price increases for steel products. The consolidation of industry competitors has also improved the market discipline in recovering these rising cost elements. Cash flow liquidity and earnings pressure have contributed to the structural change in market discipline within the industry. The key question is whether this competitive stability will withstand the adversity of import surges or harsh winter impacts on steel demand until the spring season emerges. A secondary concern is the stress of rising steel prices on downstream customers that are struggling to pass on these final product costs in a slow economic environment. This downstream margin compression is clearly evident in Gerdau Ameristeel’s rebar fabrication and other downstream business.

In the December 2003 quarter, we have scheduled outages for the Jackson and Charlotte mills to complete equipment upgrades and to complete annual maintenance projects. Production and shipments are expected to trend downward in the December quarter reflecting the normal seasonality of our business. Prices are expected to be firm or up for all our products and we would expect improved margins in the December quarter.

Jorge Gerdau Johannpeter,	Phillip E. Casey,
Chairman of the Board	President and CEO
October 22, 2003